Exhibit 99.1

A new identity for an ambitious company project

within GDF SUEZ Energy Services

GDF SUEZ creates COFELY, a strong unified brand name for its energy services activities, in order to consolidate its leadership in Europe, increase its visibility and facilitate its expansion in the growing markets of energy and environmental efficiency.

For France and the UK, the new COFELY name will immediately replace Cofathec and Elyo as the companies merge in each country so that customers benefit from the greatest possible industrial, technical and commercial synergies. The new brand will be gradually adopted by the other energy services companies within the Energy Services Business Line, specifically in Spain and Italy, Axima Services in Belgium, GTI in the Netherlands, as well as Axima in several European countries.

With this move, GDF SUEZ is improving its ability to offer a unique combination of expertise in energy and environmental performance, the production and distribution of local and renewable energies, and service integration through multi-technical services, whether in the fields of engineering, installations, or operations and maintenance.

More than half of the revenues from the Energy Services Business Line, which totaled 14 billion euros in 2008, will be generated under the COFELY brand name, thanks to 35,000 employees working in more than 15 countries.

“COFELY is currently the leading European brand for environmental and energy efficiency services. The new name will support the development of our Energy Services Business Line to better meet the needs of our customers, both businesses and municipalities”, says Jérôme Tolot, Member of the GDF SUEZ Executive Committee in charge of the Energy Services Business Line.

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,193,643,820 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

As the European leader in multitechnical services, GDF SUEZ Energy Services offers global solutions to its customers in the industry, the infrastructure and the tertiary sectors, from the design, realization and maintenance of installations to energy and utilities management and long-term multitechnical management. GDF SUEZ Energy Services employs 80,000 people and generates revenues of €14 billion. GDF SUEZ Energy Services is one of the six business lines of GDF SUEZ.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, combating climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, municipalities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

GDF SUEZ contact	GDF SUEZ Energy Services contact

• Press: Tel. France: +33 (0)1 5704 2435 Tel. Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com • Investor Relations: Tel. +33 (0)1 5704 6629	• Press: Tel. +33 (0)1 4120 1045 E-Mail: arnaud.leverbe@gdfsuez.com